First High-School Education Group Co., Ltd.

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

VIA EDGAR

December 22, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (the “Company”)
Responses to the Staff’s Comments on
Form 20-F for the Fiscal Year Ended December 31, 2022 Filed May 1, 2023
And Correspondence Filed October 18, 2023
File No. 001-40150

Ladies and Gentlemen,

This letter sets forth the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated December 8, 2023 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended December 31, 2022 filed on May 1, 2023 (the “2022 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Correspondence Filed October 18, 2023

Introduction, page ii

1.	We note your revised disclosure in response to comment 5. Please further revise to also include a cross reference to the condensed consolidating schedules in your proposed disclosure in response to comment 11.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated October 18, 2023 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Our Holding Company Structure and Contractual Arrangements with the VIE

…

December 22, 2023

Cash and Asset Flows through Our Organization

 …

Our PRC subsidiaries received RMB282.4 million, RMB137.7 million and RMB122.9 million from the VIE in 2020, 2021 and 2022, respectively, which include cash advances and service fees made by the VIE to our PRC subsidiaries for daily operations. The VIE received RMB43.0 million, RMB270.8 million and RMB139.6 million from our PRC subsidiaries in 2020, 2021 and 2022, respectively, which include the repayment of aforementioned cash advances for daily operations. For more information relating to cash and asset flows through our organization, see information disclosed in “—Financial Information Related to the VIE.” For risks relating to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless.”

“ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources

…

In 2020, 2021 and 2022, First High-School Education Group Co., Ltd. did not make any capital contribution or loans to our PRC subsidiaries or VIE except that First High-School Education Group Co., Ltd. made loans of RMB63.2 million to Yunnan WFOE in 2021. Our PRC subsidiaries received RMB282.4 million, RMB137.7 million and RMB122.9 million from the VIE in 2020, 2021 and 2022, respectively, which include cash advances and service fees made by the VIE to our PRC subsidiaries for daily operations. The VIE received RMB43.0 million, RMB270.8 million and RMB139.6 million from our PRC subsidiaries in 2020, 2021 and 2022, respectively, which include the repayment of aforementioned cash advances for daily operations. For more information relating to cash and asset flows through our organization, see information disclosed in “Introduction—Financial Information Related to the VIE.”

2.	We note your response to comment 8 and reissue in part. Provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity, such as the diagram included on page 69. Ensure that, with respect to relationships with the VIE, the diagram uses dashed lines without arrows, and make conforming changes on page 69. In this regard, we note your diagram on page 69 includes dashed lines with arrows.

RESPONSE:

*	Shareholders of First High-School Education Group Co., Ltd. include Visionsky Group Limited, Long-Spring Education Management Limited, Long-Spring Education International Limited, Minglin Wu, Brightenwit Group Limited, others and public shareholders. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for more details.

December 22, 2023

(1)	Mr. Shaowei Zhang and Ms. Yu Wu hold 86.76% and 9.64% equity interests in Long-Spring Education, respectively. The remaining 3.6% equity interests of Long-Spring Education are held by five limited partnerships established to hold interests for certain of our employees.

(2)	The 10 schools comprise Kunming Xishan Long-Spring Experimental Secondary School, Kunming Chenggong Long-Spring Experimental Secondary School, Yiliang Long-Spring Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Long-Spring Foreign Language Secondary School, Zhenxiong Long-Spring Advanced Secondary School, Qiubei Long-Spring Experimental Secondary School, and Mengla Long-Spring Experimental Secondary School.

(3)	We have registered Xinping Long-Spring Advanced Secondary School as Xinping Long-Spring Advanced Secondary School Co., Ltd., and Xishuangbanna Long-Spring Experimental Secondary School as Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd., all of which were registered as for-profit private schools.

(4)	As the private school operation permit for Hengshizhong Education Tutorial School has been cancelled, we diverted its Gaokao repeater program and extra-curricular services related programs to Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd, Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd., and Kunming Guandu Hengshizhong Education Training School Co., Ltd. We have registered Guizhou Zunyi Tutorial School as Zunyi Hengshi Education Technology Co., Ltd. We have registered Shaanxi Hengshi Tutorial School as Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.

(5)	The seven regional new vocational education companies comprise Guizhou New Vocational Education Technology Co., Ltd., Guangxi New Vocational Education Technology Co., Ltd., New Vocational Education (Hebei) Education Technology Co., Ltd., New Vocational Education (Henan) Education Technology Co., Ltd., New Vocational Education (Yunnan) Cultural Development Co., Ltd., New Vocational Education (Shandong) Cultural Development Co., Ltd., and New Vocational Education (Chengdu) Cultural Development Co., Ltd.

December 22, 2023

In response to the Staff’s comment, the Company undertakes to revise the diagram of the Company’s corporate structure disclosed in “Item 4. Information of the Company—C. Organizational Structure” of the 2022 Form 20-F to remove the arrows for dashed lines with respect to relationships with the VIE, as illustrated in the diagram above (marked by underlines for the footnote newly added). The Company undertakes to update and disclose the revised corporate structure together with its footnotes to the section headed “Our Holding Company Structure and Contractual Arrangements with the VIE” in the beginning of the Introduction section in its future Form 20-F filings.

3.	We note your response to comment 10 and reissue in part. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied with respect to your ability to offer securities to investors, as you have done with respect to your business operations. In addition, you disclose that you were “advised” by counsel, but it is still unclear whether you obtained an opinion of counsel with respect to your conclusions regarding CSRC and CAC approval and that you do not need any additional permissions and approvals to operate your business. Please revise to clarify, and if you did not rely on an opinion of counsel, state as much and explain why such an opinion was not obtained. In addition, please update your proposed disclosure to disclose with specificity each permission or approval you, your subsidiaries, or the VIE are required to obtain. Lastly, the proposed disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated October 18, 2023 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Permissions Required from the PRC Authorities for Our Securities Offerings and Operations

Our operations in China are governed by PRC laws and regulations. ~~As advised by~~ Based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, as of the date of this annual report, we, our PRC subsidiaries, the VIE and our affiliated entities in China have obtained all requisite permissions and approvals from the PRC government authorities ~~that are material~~ for our business operations in China, have not been denied such permissions and approvals and have not received any requirement to obtain any other permission or approval from any PRC government authority with respect to the operation of our business, nor have we been denied or dismissed by any government authority of any application of permissions or approvals that are necessary to the operations of our business, except for (1) Shaanxi Hengshi Tutorial School, and (2) Shaanxi Hengshui Experimental Middle School, which are still in the process of obtaining a private school operation permit and registering with the local market supervision and administration department or the local civil affairs bureau, and (3) Hengshizhong Education Tutorial School for which the private school operation permit has been cancelled and the school ceased operation since 2023. For such schools that conduct business before we can obtain a private school operation permit, we may be subject to order to cease our operation, refund the income we collected and a fine ranging from one to five times of the income the sponsor collected, which may materially and adversely affect our business and results of operations. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to obtain all required approvals, licenses and make all required registrations for our education services and business operations, and may be subject to fines and penalties if the operations of our business do not comply with applicable PRC laws and regulation.” The relevant requisite permissions and approvals primarily include ~~namely~~ business license~~s~~, private non-enterprise ~~legal person~~ unit registration certificate~~s~~, and private school operation permit~~s.~~ We set forth below the details of all these licenses and permissions held by our PRC subsidiaries as of December 31, 2022.

Holding Entity	License/Permission	Issuing Authority
Yunnan Century Long-Spring Technology Co., Ltd.	Business license	State Administration for Market Regulation
Yunnan Long-Spring Logistics Service Co., Ltd.	Business license	State Administration for Market Regulation
Long-Spring Education Holding Group Limited	Business license	State Administration for Market Regulation
Kunming Xishan Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Kunming Chenggong Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Yiliang Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Qujing Hengshui Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Yunnan Yuxi Hengshui Experimental High School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC

December 22, 2023

Holding Entity	License/Permission	Issuing Authority
Yunnan Hengshui Experimental Secondary School—Xishan School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Yunnan Long-Spring Foreign Language Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Zhenxiong Long-Spring Advanced Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Qiubei Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Mengla Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Wenshan Long-Spring Experimental Secondary School	Private non-enterprise unit registration certificate; Private school operating permit	Ministry of Civil Affairs of the PRC Ministry of Education of the PRC
Xinping Long-Spring Advanced Secondary School Co., Ltd.	Business license; Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Xishuangbanna Long-Spring Experimental Secondary School Co., Ltd.	Business license; Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Yangling Hengshui Experimental Middle School	Process of obtaining license and permit	N/A
Kunming Wuhua District Zhuorui Cultural Training School Co., Ltd	Business license; Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Kunming Guandu Hengshizhong Education Training School Co., Ltd.	Business license	State Administration for Market Regulation
Zunyi Hengshi Education Technology Co., Ltd.	Business license; Private school operating permit	State Administration for Market Regulation Ministry of Education of the PRC
Yunnan Long-Spring Education Holding Group Hengshui Experimental Middle School Management Co., Ltd	Business license	State Administration for Market Regulation
Shaanxi Hengshi Hengzhong Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Yunnan Hengshun Property Service Co., Ltd.	Business license	State Administration for Market Regulation
Yunnan Lihua Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Beijing First High-Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Beijing New Vocational Education Cultural Development Co., Ltd.	Business license	State Administration for Market Regulation
Guangxi New Vocational Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
Guizhou New Vocational Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
New Vocational Education (Hebei) Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
New Vocational Education (Henan) Education Technology Co., Ltd.	Business license	State Administration for Market Regulation
New Vocational Education (Chengdu) Cultural Development Co., Ltd.	Business license	State Administration for Market Regulation
New Vocational Education (Shandong) Cultural Development Co., Ltd.	Business license	State Administration for Market Regulation
New Vocational Education (Yunnan) Cultural Development Co., Ltd.	Business license	State Administration for Market Regulation
Beijing Hualing International Human Resource Co. Ltd.	Business license	State Administration for Market Regulation

December 22, 2023

~~As of the date of this annual report, we, our PRC subsidiaries, the VIE and our affiliated entities in China, have not been denied such permissions and approvals and have not received any requirement to obtain any other permission or approval from any PRC government authority with respect to the operation of our business, nor have we been denied for or dismissed by any government authority of any application of permissions or approvals that are necessary to the operations of our business, except for Shaanxi Hengshi Tutorial School and Shaanxi Hengshui Experimental Middle School, which are still in the process of obtaining a private school operation permit and registering with the local market supervision and administration department or the local civil affairs bureau, and Hengshizhong Education Tutorial School for which the private school operation permit has been cancelled. For such schools which conduct business before we can obtain a private school operation permit, we may be subject to order to cease our operation, refund the income we collected and a fine ranging from one to five times of the income the sponsor collected.~~

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our existing and newly opened schools in the future. If we, our PRC subsidiaries, the VIE (1) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (2) inadvertently conclude that such permissions or approvals are not required, or (3) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to obtain all required approvals, licenses and make all required registrations for our education services and business operations, and may be subject to fines and penalties if the operations of our business do not comply with applicable PRC laws and regulation”, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

December 22, 2023

Furthermore, the PRC government has recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.” ~~As advised by~~ With respect to our ability to offer securities to investors, based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, pursuant to the Overseas Listing Trial Measures and related guidelines, under the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, (1) in connection with our previous issuance of securities to foreign investors, we, our PRC subsidiaries and the VIE are not required to obtain any permissions or approvals from the CSRC, or obtain other permission or approval from the PRC government authorities; and (2) should we decide to conduct future offerings of securities overseas or up-listing to an overseas stock exchange, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such offerings.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with other 12 government authorities, issued the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures (2020) simultaneously. The Measures for Cybersecurity Review (2021) provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. It also provides that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. Currently, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. ~~As advised by~~ Based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure operation, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future, and (3) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.”

Item 3. Key Information

Summary Risk Factors, page 1

4.	We note your response to comment 12 and reissue in part. In addition to the newly proposed disclosure, please also ensure that you disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. As one example only, your risk factor titled “If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless” should be included in the Risk Factor Summary, including a cross reference. In addition, please ensure that all the risk factors that describe significant regulatory, liquidity, and enforcement risks include cross-references to the more detailed discussion of these risks in the filing.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated October 18, 2023 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

Furthermore, the Company undertakes to include cross-references to the more detailed discussion of the risks for all the risk factors summarized under the subsection of Summary Risk Factors in section D. Risk Factors, Item 3. Key Information, including but not limited to all the risk factors that describe significant regulatory, liquidity, and enforcement risks.

December 22, 2023

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

Summary Risk Factors

…

Risks related to our corporate structure

…

•	We face risks arising from the uncertainties in compliance of the contractual arrangements that establish our corporate structure for operating our business, which could subject us to penalties if the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, and we may also be unable to assert our contractual rights over the assets of the VIE, with the results that our ADSs or ordinary shares may decline in value or become worthless. See “—Risk Factors—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we could be subject to severe penalties and our business may be materially and adversely affected” and “—Risk Factors—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless”;

…

Risks related to doing business in China

…

•	Our business is susceptible to any actions by the Chinese government which may cause us to make material changes to the operation of our PRC subsidiaries or the affiliated entities. We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant oversight over our business operations, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless”;

…

December 22, 2023

•	We face risks arising from the significant uncertainties in the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations. See “—Risk Factors—Risks Related to Doing Business in China—Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIE and may otherwise be materially and adversely affected by changes in PRC laws and regulations”;

•	We face risks arising from the increased regulatory scrutiny focus on U.S.-listed companies with operations in China, which could add uncertainties to our business operations, share price and reputation. See “—Risk Factors—Risks Related to Doing Business in China—If the settlement reached between the SEC and the “big four” PRC-based accounting firms concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies is not or cannot be performed in a manner acceptable to authorities in China and the United States, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act in the future”; and

•	We face risks arising from the difficulty for overseas regulators to conduct investigations or collect evidence within China, which could increase difficulties you face in protecting your interests. See “—Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigations or collect evidence within China.”

Risks Related to Doing Business in China, page 24

5.	We note your revised disclosure in response to comment 14. Please further revise this risk factor to remove your references to “more comprehensive control” and “expanding sectors” and restore your prior “substantial control” and “virtually every sector” language, respectively. In this regard, it is unclear to us that there have been changes in the regulatory environment in the PRC since your 20-F was filed on May 1, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated October 18, 2023 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

December 22, 2023

“Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial ~~more comprehensive~~ control over virtually every ~~expanding~~ sector~~s~~ of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and affiliated entities to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters.”

Failure to comply with governmental regulations and other legal obligations concerning data protection..., page 29

6.	We note your response to comment 15 and reissue in part. You disclose that you were “advised” by counsel, but it is still unclear whether you obtained an opinion of counsel with respect to your conclusions regarding CAC approval and that you do not need any additional permissions and approvals to operate your business. Please revise to clarify.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated October 18, 2023 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect and store data during the conduct of our business.

…

As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CAC or any other PRC governmental authorities that have jurisdiction over our operations. ~~As advised by~~ Based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future, and (3) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review.

……

Furthermore, ~~as advised by~~ based on the opinion of our PRC legal counsel, Beijing Zhongwen Law Firm, based on the facts that, (1) the Measures for Cybersecurity Review (2021) and the Personal Information Protection Law were newly adopted, and the implementation and interpretation of both are subject to uncertainties, and (2) except as otherwise disclosed in the annual report, we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.”

December 22, 2023

General

7.	We note your response to comment 3 and reissue in part. We acknowledge the proposed changes to Part I. Please provide your proposed revised disclosure for the rest of the 20-F. In particular, we note uses of “we” and “our” in Item 4 that includes activities performed by the VIE. As one example only, you disclose on page 57 you state that “we have an excellent committed team of teachers” and “we offer competitive compensation packages to our teachers” where “we” and “our” refers to the “affiliated entities,” as on page 70 you disclose that the VIE owns the schools. In addition, your definition of “we,” “us,” “our” still appears to include the “affiliated entities,” which in turn includes the VIEs.

RESPONSE: In response to the Staff’s comment, the Company respectfully clarifies that, uses of “we” and “our” in Item 4 were intended to include activities performed by the VIE, which circumstances are included in the definition of “we,” “us,” “our” or “our company” under the Introduction section as “in the context of describing the substantive operations and financial information relating to such operations of First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities as a whole, refers to First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities.” The Company intends to revise the proposed disclosures in the response to the Company’s response letter dated October 18, 2023 as follows (marked by underlines and strikethroughs) with clarified format, and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

•	“we,” “us,” “our” or “our company” refers to:

(1) First High-School Education Group Co., Ltd., and its subsidiaries, and~~,~~

(2) First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities, when used in the context of describing the substantive operations and financial information relating to such operations of First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities as a whole~~, refers to First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities~~; and”

December 22, 2023

8.	We note your response to comment 9 and reissue in part. We acknowledge your proposed changes; however, your new disclosure still states that you “effectively control” the affiliated entities through your contractual arrangements. Please ensure that any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated October 18, 2023 as follows (marked by underlines and strikethroughs), and undertakes to revise the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Our Holding Company Structure and Contractual Arrangements with the VIE

First High-School Education Group Co., Ltd., our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling Long-Spring Education, the VIE which controls and holds our schools, collectively as the affiliated entities, through certain contractual arrangements. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the affiliated entities. We conduct our business operations through both (1) our subsidiaries and (2) the affiliated entities~~, which we effectively control through~~ based on certain contractual arrangements. We, together with the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). As a result, we have to control over the affiliated entities through contractual arrangements. The VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the affiliated entities, and investors may never hold equity interests in the Chinese operating companies. Instead, ~~we control and receive the economic benefits of the affiliated entities’ business operation through a series of contractual agreements with the affiliated entities. The contractual agreements with the affiliated entities are designed to provide Yunnan Century Long-Spring Technology Co., Ltd. (“Yunnan WFOE”) with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the affiliated entities, including absolute control rights and the rights to the assets, property, and revenue of the affiliated entities~~. as a result of our direct ownership in Yunnan Century Long-Spring Technology Co., Ltd. (“Yunnan WFOE”) and the contractual agreements with the affiliated entities, we are regarded as the primary beneficiary of the affiliated entities for accounting purposes. Accordingly, we have consolidated the financial results of the affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. Neither First High-School Education Group Co., Ltd. nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the VIE. The contractual arrangements were not equivalent to an equity ownership in the business of the VIE and its subsidiaries in China. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the affiliated entities. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

December 22, 2023

We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments. The PRC government has recently issued statements and regulatory actions relating to areas such as regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. For example, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or reports from the CSRC, and we will take any and all actions necessary to complete the filing with the CSRC if required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges or traded in foreign over the counter trading markets, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect and store data during the conduct of our business.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies and institutions providing education services at the various school levels. In addition, the PRC government regulates the provision of education services through strict licensing requirements. In order to comply with PRC regulatory requirements, we conduct our business operations in China through both (1) our subsidiaries and (2) the affiliated entities~~, which we effectively control through~~ based on certain contractual arrangements. We, together with the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the MOFCOM and the NDRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we could be subject to severe penalties and our business may be materially and adversely affected.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

December 22, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at 86-10-6255-5966 or tommyzhou@dygz.com, or the Company’s U.S. counsel, Dan Ouyang of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at 86-10-6529-8308 or douyang@wsgr.com.

Very truly yours,

/s/ Tommy Zhou
Tommy Zhou
Chief Financial Officer

Enclosures

cc:

Dan Ouyang, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Adrian Yap, Partner, Audit Alliance LLP